EXHIBIT 11

Letter dated March 31, 2011, from Casablanca Capital, LLC
to Mentor Graphics Corporation.

March 31, 2011

Casablanca Capital LLC
450 Park Avenue
Suite 1403
New York, NY 10022

Via Federal Express and Email

Board of Directors
Mentor Graphics Corporation
8005 S.W. Boeckman Road
Wilsonville, OR 97070-7777

Gentlemen and Ladies:

Mentor’s share price has severely underperformed all relevant benchmarks since Walden Rhines became CEO in 1993. On an unaffected basis1 the share price is down 17% during Mr. Rhines’ tenure, while Cadence’s share price is up 287%, Synopsys’ 117% and the S&P 500 has risen 181%. Despite this disappointing performance, the Board awarded Mr. Rhines on average over $2 million a year. This is unacceptable. It is time that Mr. Rhines and this Board stop working for themselves and start working for the company’s shareholders.

Under Mr. Rhines, management and the Board have not only failed to deliver acceptable operational and share price performance, but have consistently disregarded shareholder concerns. The Board’s recent actions regarding shareholder processes and the rejection of shareholder nominees to the Board reflects and perpetuates a pattern of management and Board entrenchment resulting in an average tenure of over 15 years among current directors.  Mentor Graphics has become a poster child for unresponsive management and unfulfilled promises with a BOARD THAT IS NOT ACTING IN SHAREHOLDERS’ BEST INTERESTS.

Without any viable alternative, the Board rejected out of hand the Icahn Group’s $17 per share offer for Mentor Graphics to the detriment of Mentor’s shareholders, despite the offer representing a 23% premium to the average share price since 1993, a level the shares have rarely achieved and have never sustained. The Board has also publicly prejudged the feasibility of a third party combination despite strong strategic and financial rationale, and we believe likely interest. The Board’s assertion that Mentor’s recent share price performance is a result of management’s execution is a blatant misrepresentation of the facts. The share price is coming off a distressingly low level as it disproportionately underperformed its peers and the market leading up to the crisis and it has benefited greatly from the Icahn Group’s and Casablanca’s purchasing of approximately 20% of the shares outstanding and even further from the Icahn Group’s offer of $17 per share.

The Board has also stated that the company’s current strategic plan is in the best interest of shareholders and asks that we trust in management’s ability to deliver marked improvement. However, Mentor’s record of operating performance under its leadership provides no basis whatsoever for that trust. Mentor’s operating margins and share price have lagged both Synopsys and Cadence over the past ten years as management has made no material improvement in aligning its cost structure to that of its peers.

As a further insult to shareholders, Mentor’s issuance of $253mm of convertible bonds is an ill-timed and ill-conceived action that serves to dilute shareholders, increases the costs for potential buyers and further entrenches the company’s leadership. The pre-negotiated stock purchases, which were not made available to all shareholders, are abusive. Mentor has opted to pursue these punitive actions towards shareholders despite other non-dilutive alternatives.

While it is often difficult to change entrenched points of view, we strongly believe it is in the best interest of shareholders, the company and its employees that the Board open a dialogue with shareholders and actively pursue all alternatives including a sale of the company. To that end, we are reaffirming our previously stated intention to support the Icahn Group’s slate of nominees to the Board. Time is up for Mentor’s failing leadership.

Kind regards,

Douglas Taylor
Chief Executive Officer

About Casablanca
Casablanca Capital LLC is a research driven investment manager.  Casablanca Capital, and, on behalf of its affiliated funds, managed accounts, certain investment advisory clients and funds under common control (“Casablanca” or “we”) and Donald Drapkin (“Drapkin”, and together with Casablanca, the “Investors”) collectively have beneficial ownership in Mentor Graphics Corporation (“Mentor” or the “Company”) of more than 6 million shares, or approximately 5.5%, of the Company’s outstanding common stock.

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1 Unaffected share price represents the average share price of Casablanca’s and the Icahn Group’s purchases of $10.37